Exhibit 99.1

New Gold Announces Partial Redemption of Outstanding 6.375% Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

Toronto, Ontario (November 23, 2020) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announced that, pursuant to the terms of the indenture governing its 6.375% Senior Notes due 2025 (the “2025 Notes”), it has issued a notice of redemption to redeem $200 million aggregate principal amount of the outstanding 2025 Notes on December 23, 2020. The redemption of the 2025 Notes will be funded with cash on hand.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324 6003
Email: anne.day@newgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements, including the partial redemption of the 2025 Notes and the funding thereof. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.